Exhibit 99.1

Consolidated Financial Statements

(Expressed in thousands of Canadian Dollars, except per share amounts)

MEDICURE INC.

Year ended December 31, 2020

MANAGEMENT REPORT

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Medicure Inc. (the “Company”). Management is responsible for the information and representations contained in these consolidated financial statements.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The significant accounting policies, which management believes are appropriate for the Company, are described in note 3 to these consolidated financial statements. The Company maintains a system of internal control and processes intended to provide reasonable assurance that assets are safeguarded and to ensure that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving these consolidated financial statements and overseeing management’s performance of its financial reporting responsibilities. An Audit Committee of non-management Directors is appointed by the Board. The Audit Committee reviews the consolidated financial statements, audit process and financial reporting with management and with the external auditors and reports to the Board of Directors prior to the approval of the audited consolidated financial statements for publication.

Ernst & Young LLP, the Company’s external auditors for the year ended December 31, 2020, who are appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements as at and for the year ended December 31, 2020. PricewaterhouseCoopers LLP, the Company’s external auditors for the years ended December 31, 2019 and 2018, who were appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements for the years ended December 31, 2019 and 2018. The reports of Ernst & Young LLP and PricewaterhouseCoopers LLP follow.

/s/ Albert Friesen	/s/ James Kinley

Dr. Albert D. Friesen	Mr. James F. Kinley CPA CA
Chief Executive Officer	Chief Financial Officer

April 20, 2021

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Medicure Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of Medicure Inc. [the “Company”] as of December 31, 2020, the related consolidated statements of net income (loss) and comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2020, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [the “PCAOB”] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: [1] relate to accounts or disclosures that are material to the financial statements and [2] involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of accrual for chargebacks
Description of the matter

As described in note 3[e] to the consolidated financial statements, revenues from product sales are recorded net of estimated chargebacks. Chargebacks result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is calculated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimated chargebacks are presented within accounts payable and accrued liabilities on the consolidated statement of financial position as of December 31, 2020.

Auditing the estimated chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as at December 31, 2020, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

How we addressed the matter in our audit	To test the Company’s estimated chargeback accrual, our audit procedures included, among others, testing the completeness, accuracy, and relevance of the underlying data used by management to estimate the accrual through reconciliation to third-party agreements and third-party reports indicating actual chargebacks. We evaluated the estimated wholesaler inventory levels by obtaining third-party distribution channel reports and assessing inventory turnover of each product at the wholesaler. We inspected wholesaler agreements and end hospital agreements and compared pricing differences to the chargeback rate used by management to estimate the accrual. We performed a retrospective review to determine the historical accuracy of management’s estimates of chargebacks against actual results. We evaluated the monthly trailing analysis of actual chargebacks processed during the year. We performed sensitivity analyses to determine the effect of changes in assumptions on the chargeback accrual.
Valuation of ZYPITAMAG® intangible asset
Description of the matter

As described in notes 3[i] and 8 to the consolidated financial statements, intangible assets with finite lives include ZYPITAMAG® intangible assets. These intangible assets are assessed for recoverability whenever events or changes in circumstances indicate that the carrying amount of the intangible assets may exceed its recoverable amount. Due to lower than expected sales levels during the year and competitive market conditions, management determined that these factors may indicate that the carrying value of the ZYPITAMAG® intangible asset exceeds the recoverable amount, and accordingly performed an impairment test at December 31, 2020. The recoverable amount was determined using the fair value less costs of disposal method.

We identified the valuation of intangible assets related to ZYPITAMAG® as a critical audit matter because auditing the impairment analysis was complex due to the significant estimation uncertainty and judgment applied by management in determining the recoverable amount. The significant estimation uncertainty was primarily due to the sensitivity of underlying key assumptions related to sales volumes, net selling prices and discount rate, and the significant effect that changes in these assumptions would have on the recoverable amount of the intangible asset.

How we addressed the matter in our audit

To test the estimated recoverable amount of the intangible asset, we performed audit procedures that included, among others, assessing the methodology used by management in calculating the recoverable amount, and evaluating the significant assumptions and the underlying data used by management in the analysis. We evaluated the reasonableness of the Company’s estimated sales volume by comparing to historical results, approved business initiatives and budgets, market research, and industry data; and we tested the net selling prices used by comparing to actual realized prices and relevant industry factors. We also used an internal valuation specialist to assist in our evaluation of the methodology used and discount rate used to determine the recoverable amount of the intangible asset. Furthermore, we performed sensitivity analyses of the significant assumptions to evaluate the potential change in the recoverable amount of the intangible asset resulting from hypothetical changes in underlying assumptions.

Valuation of intangible assets in acquisition of Marley Drug Inc.
Description of the matter

On December 17, 2020, the Company completed its acquisition of Marley Drug Inc. and recognized $6.5 million in finite-lived intangible assets as disclosed in note 4 to the consolidated financial statements. The transaction was accounted for as a business combination.

Auditing the Company’s accounting for its acquisition of Marley Drug Inc. was complex due to the significant estimation required by management to determine the fair value of the intangible assets, which principally consisted of pharmacy licenses, customer lists, and brand name. The Company used a replacement cost method to measure the pharmacy licenses. The significant assumptions used to estimate the pharmacy licenses included estimated costs and estimated lost profit during the replacement period. The Company used a discounted cash flow model to measure the customer lists and the relief from royalty method to measure the brand name. The significant assumptions used to estimate the value of these intangible assets included discount rates, revenue growth rates, and attrition rates. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit	To test the estimated fair value of the finite-lived intangible assets, we performed audit procedures that included, among others, evaluating the Company’s selection of the valuation methodology and testing the significant assumptions used in the model, including the completeness and accuracy of the underlying data. We compared the revenue growth rate assumptions to current industry, market and economic trends, to the historical results of the acquired business and to other guidelines used by companies within the same industry. We compared the estimated costs to obtain the licenses and estimated lost profit to historical information. We involved internal valuation specialists to assist in our evaluation of the discount rate, the attrition rates, and the royalty rate. In addition, we performed sensitivity analyses of significant assumptions to evaluate the change in the fair value of the finite-lived intangible assets.

We have served as the Company’s auditor since 2020.

Winnipeg, Canada

April 20, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medicure Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Medicure Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and the related consolidated statements of net (loss) income and comprehensive (loss) income, changes in equity and cash flows for the years ended December 31, 2019 and 2018, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and its financial performance and its cash flows for the years ended December 31, 2019 and 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Winnipeg, Canada

April 15, 2020

We have served as the Company’s auditor from 2018 to 2020

PricewaterhouseCoopers LLP
One Lombard Place, Suite 2300, Winnipeg, Manitoba, Canada R3B 0X6 T: +1 204 926 2400, F: +1 204 944 1020

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

As at December 31	Note	2020	2019
Assets
Current assets:
Cash and cash equivalents		$2,716	$12,965
Restricted cash	4	1,394	—
Accounts receivable	5	5,253	10,216
Inventories	6	5,139	6,328
Prepaid expenses		1,174	1,855
Total current assets		15,676	31,364
Non-current assets:
Property and equipment	4 & 7	1,640	1,282
Intangible assets	4 & 8	13,596	9,599
Goodwill	4	2,986	—
Other assets	4	156	39
Total non-current assets		18,378	10,920
Total assets		$34,054	$42,284
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$6,979	$9,384
Current portion of royalty obligation	10	362	872
Current portion of acquisition payable	4 & 8	637	649
Holdback payable	4	1,876	—
Current portion of contingent consideration	4	1,925	—
Current income taxes payable	15	164	517
Current portion of lease obligation	4 & 11	367	240
Total current liabilities		12,310	11,662
Non-current liabilities
Royalty obligation	10	335	1,176
Acquisition payable	8	1,132	1,655
Contingent consideration	4	51	—
Lease obligation	4 & 11	1,080	849
Total non-current liabilities		2,598	3,680
Total liabilities		14,908	15,342
Equity:
Share capital	14(b)	80,917	85,364
Warrants	14(d)	—	1,949
Contributed surplus		10,294	8,028
Accumulated other comprehensive income		(6,497)	(5,751)
Deficit		(65,568)	(62,648)
Total Equity		19,146	26,942
Total liabilities and equity		$34,054	$42,284
Commitments and contingencies	17(a) & 17(d)

On behalf of the board

"Dr. Albert D. Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements

1

Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note	2020	2019	2018
Revenue, net
Product sales, net		$11,610	$20,173	$29,109
Cost of goods sold	6 & 8	6,480	7,272	4,152
Gross profit		5,130	12,901	24,957

Expenses
Selling	12	5,359	13,399	15,580
General and administrative	12	4,579	3,395	3,922
Research and development	12	3,299	4,349	6,681
		13,237	21,143	26,183

Other expense (income):
Revaluation of holdback receivable	13	—	3,623	1,473
Impairment loss on intangible assets	8	—	6,321	—
		—	9,944	1,473
Finance (income) costs:
Finance (income) expense, net	10 & 16	(765)	(1,115)	(1,061)
Foreign exchange (gain) loss, net		(497)	2,570	(6,461)
		(1,262)	1,455	(7,522)
Net (loss) income before income taxes		$(6,845)	$(19,641)	$4,823
Income tax (expense) recovery
Current	15	—	(22)	(678)
Deferred	15	—	(123)	(219)
		—	(145)	(897)
Net (loss) income		$(6,845)	$(19,786)	$3,926
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:		(746)	(683)	595

Item that will not be reclassified to profit and loss
Revaluation of investment in Sensible Medical at FVOCI	9	—	(6,336)	—
Comprehensive (loss) income		$(7,591)	$(26,805)	$4,521

(Loss) earnings per share
Basic		$(0.64)	$(1.32)	$0.25
Diluted		$(0.64)	$(1.32)	$0.24

See accompanying notes to the consolidated financial statements

2

Consolidated Statements of Changes in Equity

(expressed in thousands of Canadian dollars, except per share amounts)

			Attributable to shareholders of the Company
Note			Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total
Balance, December 31, 2019			$85,364	$1,949	$8,028	$(5,751)	$(62,648)	$26,942
Net loss for the year ended December 31, 2020			—	—	—	—	(6,845)	(6,845)
Other comprehensive income for the year ended December 31, 2020			—	—	—	(746)	—	(746)
Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	14	(b)	(4,447)	—	—	—	3,925	(522)
Transfer on expiry of warrants	14	(d)	—	(1,949)	1,949	—	—	—
Share-based compensation	14	(c)	—	—	317	—	—	317
Total transactions with owners			(4,447)	(1,949)	2,266	—	3,925	(205)
Balance, December 31, 2020			$80,917	—	10,294	(6,497)	(65,568)	19,146

(continued on next page)

See accompanying notes to the consolidated financial statements

3

Consolidated Statements of Changes in Equity (continued)

(expressed in thousands of Canadian dollars, except per share amounts)

			Attributable to shareholders of the Company
Note			Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total
Balance, December 31, 2018			$122,887	$1,949	$7,628	$1,268	$(50,138)	$83,594
Net loss for the year ended December 31, 2019			—	—	—	—	(19,786)	(19,786)
Other comprehensive income for the year ended December 31, 2019			—	—	—	(7,019)	—	(7,019)
Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	14	(b)	(5,955)	—	—	—	1,810	(4,145)
Buy-back of common shares under substantial issuer bid	14	(b)	(31,605)	—	—	—	5,466	(26,139)
Stock options exercised	14	(c)	37	—	(17)	—	—	20
Share-based compensation	14	(c)	—	—	417	—	—	417
Total transactions with owners			(37,523)	—	400	—	7,276	(29,847)
Balance, December 31, 2019			$85,364	$1,949	$8,028	$(5,751)	$(62,648)	$26,942

			Attributable to shareholders of the Company
	Note		Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income	Equity (Deficit)	Total
Balance, December 31, 2017			$125,734	$1,949	$6,897	$673	$(54,544)	$80,709
Net income for the year ended December 31, 2018			—	—	—	—	3,926	3,926
Other comprehensive income for the year ended December 31, 2018			—	—	—	595	—	595
Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	14	(b)	(3,501)	—	—	—	480	(3,021)
Stock options exercised	14	(c)	654	—	(291)	—	—	363
Share-based compensation	14	(c)	—	—	1,022	—	—	1,022
Total transactions with owners			(2,847)	—	731	—	480	(1,636)
Balance, December 31, 2018			$122,887	$1,949	$7,628	$1,268	$(50,138)	$83,594

See accompanying notes to the consolidated financial statements

4

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note	2020	2019	2018
Cash (used in) provided by:
Operating activities:
Net (loss) income for the year		$(6,845)	$(19,786)	$3,926
Adjustments for:
Current income tax expense (recovery)	15	—	22	678
Deferred income tax expense (recovery)	15	—	123	219
Impairment of property and equipment	7	—	95	—
Impairment of intangible assets	8	—	6,321	—
Revaluation of holdback receivable	13	—	3,623	1,473
Amortization of property and equipment	7	307	485	103
Amortization of intangible assets	8	2,466	1,438	196
Share-based compensation	14(c)	317	417	1,022
Write-down of inventories	6	682	1,983	95
Finance (income) expense, net	16	(765)	(1,115)	(1,061)
Unrealized foreign exchange (gain) loss		(497)	362	(5,323)
Change in the following:
Accounts receivable		5,081	(318)	(1,341)
Inventories		723	(4,072)	(1,259)
Prepaid expenses		703	842	(1,793)
Other assets		—	78	—
Accounts payable and accrued liabilities		(3,802)	(4,992)	7,132
Interest received (paid), net	16	22	1,685	255
Income taxes paid	15	(306)	(477)	(2,041)
Royalties paid	10	(326)	(1,355)	(1,539)
Cash flows (used in) from operating activities		(2,240)	(14,641)	742
Investing activities:
Acquisition of Marley Drug, Inc, net of cash acquired	4	(7,238)	—	—
Investment in Sensible Medical	9	—	(6,337)	—
Proceeds from Apicore Sale Transaction		—	—	65,235
Receipt of holdback receivable funds	13	—	6,719	—
Redemptions (purchase) of short-term investments		—	47,747	(44,100)
Acquisition of property and equipment	7	(2)	(186)	(197)
Acquisition of intangible assets	8	—	(13,660)	(1,281)
Cash flows from investing activities		(7,240)	34,283	19,657
Financing activities:
Repurchase of common shares under substantial issuer bid	14(b)	—	(26,139)	—
Repurchase of common shares under normal course issuer bid	14(b)	(522)	(4,145)	(3,021)
Proceeds from exercise of stock options	14(c)	—	20	363
Repayment of lease liability		(244)	—	—
Cash flows used in financing activities		(766)	(30,264)	(2,658)
Foreign exchange (loss) gain on cash held in foreign currency		(3)	(552)	1,138
(Decrease) increase in cash		(10,249	(11,174)	18,879
Cash and cash equivalents, beginning of period		12,965	24,139	5,260
Cash and cash equivalents, end of period		$2,716	$12,965	$24,139

See accompanying notes to the consolidated financial statements

5

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

In September 2019 the Company acquired ownership of ZYPITAMAG® from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, the Company previously had acquired U.S. marketing rights with a profit-sharing arrangement in December 2017. With this acquisition the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAG®. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG® was made available in retail pharmacies throughout the United States.

On December 17, 2020, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Marley Drug, Inc. (“Marley Drug”), a leading specialty pharmacy serving customers across the United States.

The Company’s ongoing research and development activities include the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company continues to seek to acquire or license additional cardiovascular products.

2.	Basis of preparation of financial statements

(a)	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on April 20, 2021.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for contingent consideration and the investment in Sensible Medical which are measured at fair value.

On March 11, 2020, the COVID -19 outbreak was declared a pandemic by the World Health Organization. The outbreak and efforts to contain the virus may have a significant impact on the Company’s business. The COVID-19 outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. A prolonged economic shutdown could result in purchase order delays or the inability to collect receivables and it is possible that in the future there will be negative impacts on the Company’s operations that could have a material adverse effect on its financial results. Although the Company has adjusted some of its operating procedures in response to COVID-19, operations have not experienced any significant negative impact to date. The extent to which the pandemic impacts future operations and financial results, and the duration of any such impact, depends on future developments, which are highly uncertain and unknown at this time.

6

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

2.	Basis of preparation of financial statements (continued)

(c)	Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand dollar except where indicated otherwise. The Company has rounded comparative figures, which were previously presented as rounded to the nearest dollar, to the nearest thousand dollar to conform to current year presentation. Additionally, certain of the comparative figures have been reclassified to conform with the current year presentation, namely for the current year presentation selling expenses have been presented separately from general and administration expenses on the statements of net (loss) income and comprehensive (loss) income.

(d)	Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination and allocation of the purchase price of Marley Drug and the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2020:

•	Note 3(c)(iii): The valuation of the royalty obligation
•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts
•	Note 3(i): The measurement and useful lives of intangible assets
•	Note 3(o): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions
•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations.
•	Note 3(r): The incremental borrowing rate (“IBR”) used in the valuation of leases.

7

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee and when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., Medicure U.S.A. Inc., Medicure Mauritius Limited, Medicure Pharma Europe Limited and Apigen Investments Limited. Additionally, beginning on December 17, 2020, Marley Drug, Inc, became a subsidiary of Medicure Pharma Inc. and is consolidated with these financial statements. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

(b)	Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The results and financial position of the Company's foreign operations that have a functional currency different from the Company’s functional and presentation currency are translated into Canadian dollars as follows:

(i) assets and liabilities of foreign operations are translated at the closing rate at the date of the consolidated statement of financial position;

(ii) revenue and expenses of foreign operations for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenue and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences for foreign operations are recognized in other comprehensive income in the cumulative translation account.

When a foreign operation is disposed of, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of net income and comprehensive income, as part of the gain or loss on sale where applicable.

(c)	Financial instruments

(i) Financial Assets

Initial recognition and measurement

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) FVOCI; or (iii) FVTPL. Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the asset is recorded as FVTPL unless the Company irrevocably designates the presentation of subsequent changes in the fair value of such equity instrument as FVOCI.

8

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

(c)	Financial instruments (continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, restricted cash, accounts receivable and other assets are classified within this category.

Financial assets at FVTPL

Financial assets measured at FVTPL are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of net (loss) income. There are presently no assets classified within this category.

Financial assets at FVOCI

Financial assets measured at FVOCI are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of comprehensive (loss) income. The Investment in Sensible Medical was designated within this category.

(ii) Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when the contractual rights to receive cash flows from the asset have expired; or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(iii) Financial liabilities

Initial recognition and measurement

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified. The Company’s financial liabilities are accounts payable and accrued liabilities, royalty obligation, acquisition payable and holdback which are recognized on an amortized cost basis. Financial liabilities measured at FVTPL include contingent consideration resulting from business combinations as defined by IFRS 9.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which was dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The acquisition payable liabilities were recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for these liabilities required determining an appropriate discount rate.

Contingent consideration resulting from a business combination are valued at fair value at the acquisition date as part of the business combination and subsequently fair valued as described in the business combination policy below.

9

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

(c)	Financial instruments (continued)

(iv) Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(v) Fair value of financial instruments

Fair value is determined based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. Typically, fair value is determined by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgement is required through determining the valuation technique to apply, the valuation techniques such as discounted cash flow analysis and selecting inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value.

(vi) Transaction costs

Transaction costs for all financial instruments measured at amortized cost, the transaction costs are included in the initial measurement of the financial asset or financial liability and are amortized using the effective interest rate method over a period that corresponds with the term of the financial instruments. Transaction costs for financial instruments classified as FVTPL are recognized as an expense in professional fees, in the period the cost was incurred.

(vii) Embedded Derivatives

For financial liabilities measured at amortized cost, under certain conditions, an embedded derivative must be separated from its host contract and accounted for as a derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. For financial assets at FVTPL, any embedded derivatives are not separated from its host contract.

(d)	Impairment of financial assets

An “expected credit loss” impairment model applies to financial assets which requires a loss allowance to be recorded on financial assets measured at amortized cost based on their expected credit losses. An estimate is made to determine the present value of future cash flows associated with the asset, and if required, an impairment loss is recorded. The impairment loss reduces the carrying value of the impaired financial asset to the value of the estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate is recorded either directly or through the use of an allowance account and the resulting impairment loss is recorded in profit or loss. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. For accounts receivable, the Company applies a simplified approach in calculating expected credit losses. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

10

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

(e)	Revenue from contracts with customers

As of December 31, 2020, excluding Marley Drug, the Company has three commercially available products that generated revenue for the year ended December 31, 2020, AGGRASTAT®, ZYPITAMAG® and Sodium Nitroprusside (the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies; with AGGRASTAT® and Sodium Nitroprusside primarily being sold by the wholesalers to hospitals, while ZYPITAMAG® is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.

During 2019, the Company sold ReDSTM medical devices directly to end users. Revenue from the sale of ReDSTM was recognized upon the receipt of goods by the end user, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to benefit from the product, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been shipped to the customer and the customer has accepted the products in accordance with the terms of the sale.

Sales are made subject to certain discounts available for prompt payment, volume discounts, rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts, rebates or chargebacks. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to the customers for the discounts in which they are entitled. Sales do not contain an element of financing as sales are made with credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

Through Marley Drug, the Company operates a retail pharmacy and mail order pharmacy business selling pharmaceuticals directly to end users being individual patients. Revenue for in store sales is recognized upon payment by the customer. This is the point where all performance obligations have been met in regards to the product sold. Revenue for mail order sales is recognized upon the shipment of the products to the customer, generally at the time the product is picked up from the Company’s premises by the carrier. This is the point where all performance obligations have been met in regards to the product sold.

(f)	Cash and cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried and classified at amortized cost.

(g)	Inventories

Inventories consist of unfinished product (raw material in the form of API and packaging materials) and finished commercial product, which are available for sale either to wholesale, pharmacy and hospital customers or through Marley Drug direct to patients, and are measured at the lower of cost and net realizable value.

The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

11

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

(h)	Property and equipment

(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses and reversals. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. The costs of the day-to-day servicing of property and equipment are recognized in the consolidated statements of net (loss) income and comprehensive (loss) income in the period in which they are incurred.

(ii)	Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate
Computers, pharmacy equipment, office equipment, furniture and fixtures	Straight-line	20% to 25%
Leasehold improvements	Straight-line	Term of lease
ReDS™ demonstration units	Straight-line	33%
Right of use assets	Straight-line	Term of lease

Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

(i)	Intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Product licenses are amortized on a straight-line basis over the contractual term of the acquired license. Pharmacy licenses are amortized on a straight-line basis over their estimated useful life of approximately seven years. Patents and drug approvals are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Brand names are amortized on a straight-line basis over the estimated economic life of the brand name estimated at ten years. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over a period of seven to twelve years, or their economic life, if shorter.

Amortization on product licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net (loss) income and comprehensive (loss) income.

12

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(j)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct research and development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

(k)	Government assistance

Government assistance, in the form of grants or the Canada Emergency Wage Subsidy, are recognized at fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures ("SR&ED") incurred directly by the Company are recognized in the period the qualifying expenditure is made, provided there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

(l)	Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. Impairment losses are recognized in net income and comprehensive income. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

For assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill are not reversed in future periods.

13

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(m)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii)	Long-term employee benefits

An accrual is recognized for benefits accruing to employees when it is probable that settlement will be required and it is capable of being measured reliably. Accruals recognized in respect of employee benefits which are not due to be settled within one year are measured at the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to the reporting date. As of December 31, 2020, the employee benefit accrual represents deferred compensation and is recorded within other long-term liabilities.

(iii)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For share-based payment arrangements with non-employees, the expense is recorded over the service period until the options vest. Once the options vest, services are deemed to have been received.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award (being the total expense as calculated at the grant date) is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original awards.

(n)	Finance income and finance costs

Finance costs comprise interest expense on borrowings which are recognized in net income and comprehensive income using the effective interest rate method, accretion on the royalty obligation, prepayment fees on the early repayment of long-term debt and amortization of deferred debt issue costs using the effective interest rate method, offset by any finance income which is comprised of interest income on funds invested and is recognized as it accrues in net income and comprehensive income, using the effective interest rate method.

Foreign currency gains and losses are reported on a net basis.

14

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(o)	Income taxes

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has provided for income taxes, including the impacts of tax legislation in various jurisdictions, in accordance with guidance issued by accounting regulatory bodies, the Canada Revenue Agency, the U.S. Internal Revenue Service, the Barbados Revenue Authority, the Mauritius Revenue Authority, as well as other state and local governments through the date of the issuance of these consolidated financial statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority. The Company and its subsidiaries have open tax years, primarily from 2011 to 2020, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

Such differences of interpretation may arise on a wide variety of issues, depending on the conditions prevailing in the respective company’s domicile. As the Company assesses the probability for litigation and subsequent cash outflow with respect to taxes as remote, no contingent liability has been recognized.

15

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(o)	Income taxes (continued)

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

(p)	Earnings per share

The Company presents basic earnings per share ("EPS") data for its common voting shares. Basic EPS is calculated by dividing the profit or loss attributable to common voting shareholders of the Company by the weighted average number of common voting shares outstanding during the period, adjusted for the Company's own shares held. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

(q)	Business combinations and goodwill

The Company adopted amendments to IFRS 3 with a date of application of January 1, 2020. The IASB issued amendments to the definition of a business in IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test.

The amendments are applied to transactions that are either business combinations or asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on January 1, 2020. Consequently, transactions that occurred in prior periods do not need to be reassessed.

The Company’s adoption of the amendments to IFRS 3 did not have a significant impact on the Company’s consolidated financial statements for the year ended December 31, 2020.

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of net income and comprehensive income. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of the acquisition.

16

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3.  Significant accounting policies (continued)

(r)	Leases

At inception of a contract, the Company must assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company must assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and if it has the right to direct the use of the asset. As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

(i) Right-of-use asset

The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made and any initial direct costs incurred at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

(ii) Lease liability

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise: fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee; the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early. The Company has elected to not include non-lease components related to premises leases in the determination of the lease liability.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

(iii) Estimating the IBR

The Company cannot readily determine the interest rate implicit in its lease, therefore, it uses its IBR to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

(s)	New standard not yet adopted

Amendments to International Accounting Standard (“IAS”) 1 - presentation of financial statements:

In January 2020, the IAS issued an amendment to IAS 1 Presentation of Financial Statements that clarifies the criterion for classifying a liability as non-current relating to the right to defer settlement of a liability for at least 12 months after the reporting period. The amendment applies to annual reporting periods beginning on or after January 1, 2023. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.

17

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

4.     Business combinations

On December 17, 2020, the Company acquired 100% of issued and outstanding shares of Marley Drug, a leading specialty pharmacy serving more than 30,000 customers across the United States for cash consideration of $7,781, of which $1,374 was held back and is recorded on the statement of financial position of the Company as restricted cash with an offsetting liability recorded as a holdback payable to be released in connection with the forgiveness of Marley Drug’s loan under the Paycheck Protection Program (“PPP”) from the United States Small Business Administration (“SBA”) and general representations and warranties one year after the acquisition date. An additional $504 was recorded as a holdback payable and will become payable once all state licenses have effectively been transferred to the Company, net of 90-day adjustments to true-up cash and working capital targets for the transaction.

As well, the purchase agreement included contingent consideration of additional payments to the seller based on the achievement of certain future performance targets of Marley Drug. The first contingent consideration (“One Year Payment”) is based on a one-year revenue target up to USD$1.7 million based on Marley Drugs’ historical revenues. The second contingent consideration (“Earn Out Payments”) is based on certain revenue milestone targets over a two-year period within Marley Drug. The contingent consideration period commences on the successful transfer of all licenses, unless it is triggered early by the seller. The One-Year Payment has been recorded within current portion of contingent consideration on the statement of financial position with an estimated fair value of $1,922. The Earn Out Payments have been recorded within contingent consideration on the statement of financial position with an estimated fair value of $51. The fair value of the contingent consideration was estimated using probability weighted scenarios and a discount rate of 12%.

Prior to the acquisition, Marley Drug had obtained a PPP loan from the United States SBA totaling $353 which remained a liability as of the acquisition date. The PPP loan has been fair valued at zero at the acquisition date as the amount was expected to be forgiven in full. Subsequent to December 31, 2020, the PPP loan was forgiven and the restricted cash and holdback payable of $353 was released to the seller in the transaction.

18

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

4.     Business combinations (continued)

The following table summarizes the finalized fair values of the identifiable assets and liabilities as at the date of the acquisition:

Net assets acquired
Cash and cash equivalents	$542
Restricted cash	20
Accounts receivable	104
Inventories	215
Prepaid expenses	22
Property and equipment, including right of use asset	664
Pharmacy licenses	1,183
Customer lists	4,860
Brand name	495
Goodwill	2,991
Other assets	131
Accounts payable and accrued liabilities	(416)
Current portion of lease obligation	(98)
Lease obligation	(455)
Net assets acquired	$10,258
Summary of purchase consideration
Net cash paid	6,407
Holdback payable	1,878
Contingent consideration	1,973
Purchase consideration	$10,258

Transaction costs relating to the Marley Drug acquisition were $421 and were included in general and administrative expenses for the year ended December 31, 2020.

From the date of acquisition to December 31, 2020, Marley Drug contributed to the 2020 results $340 of revenue and $7 of net income before income taxes. If the acquisition had taken place as at January 1, 2020, revenue in 2020 would have increased by $9.8 million and net income before income taxes in 2020 would have increased by approximately $1.2 million after considering the amortization of the intangible assets acquired in the transaction.

5.     Accounts receivable

As at December 31	2020	2019
Trade accounts receivable	$5,097	$10,136
Other accounts receivable	156	80
	$5,253	$10,216

As at December 31, 2020, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 95% in aggregate (Customer A - 38%, Customer B - 23%, Customer C - 34%).

As at December 31, 2019, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 96% in aggregate (Customer A - 41%, Customer B - 28%, Customer C - 27%).

19

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

6.     Inventories

As at December 31	2020	2019
Finished commercial product available-for-sale	$4,032	$5,273
Finished retail pharmacy product available for sale	216	—
Unfinished product and packaging materials	891	1,055
	$5,139	$6,328

Inventories expensed as part of cost of goods sold during the year ended December 31, 2020 amounted to $3,355 (2019 - $3,585; 2018 - $3,862). During the year ended December 31, 2020, the Company wrote-off inventory of $682 (2019 - $1,983; 2018 - $95) that had expired or was otherwise unusable through cost of goods sold on the statement of (loss) income and comprehensive (loss) income.

7.     Property and equipment

Cost	Computers and equipment	Leasehold improvements	ReDS™ Demonstration units	Right of use assets	Total
At December 31, 2018	$470	$168	$—	$—	$638
Impact of adoption of IFRS 16 (Note 11)	—	—	—	677	677
Additions	50	2	134	685	871
Impairment	—	—	(130)	—	(130)
Effect of movements in exchange rates	—	—	(4)	—	(4)
At December 31, 2019	$520	$170	$—	$1,362	$2,052
Acquisition under business combinations (note 4)	117	—		547	664
Additions	2	—	—	—	2
Disposals	(96)	—	—	—	(96)
Effect of movements in exchange rates	—	—	—	(1)	(1)
At December 31, 2020	$543	$170	$—	$1,908	$2,621

Accumulated amortization and impairment losses	Computer and office equipment	Leasehold improvements	ReDS™ Demonstration units	Right of use assets	Total
At December 31, 2018	$212	$110	$—	$—	$322
Amortization	111	60	37	277	485
Impairment	—	—	(35)	—	(35)
Effect of movements in exchange rates	—	—	(2)	—	(2)
At December 31, 2019	$323	$170	$—	$277	$770
Amortization	88	—	—	219	307
Disposals	(96)	—	—	—	(96)
At December 31, 2020	$315	$170	$—	$496	$981

Carrying amounts	Computer and office equipment	Leasehold improvements	ReDS™ Demonstration units	Right of use assets	Total
At December 31, 2019	$197	$—	$—	$1,085	$1,282
At December 31, 2020	$228	$—	$—	$1,412	$1,640

20

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

7.    Property and equipment (continued)

During the year ended December 31, 2020, amortization of property and equipment totaling $10 and $297 (2019 - $485 and nil; 2018 - $103 and nil) is within selling expenses and general and administration expenses, respectively, on the consolidated statements of net (loss) income and comprehensive (loss) income.

During the year ended December 31, 2019, an impairment of property and equipment totaling $95 is included within general and administrative expenses on the consolidated statements of net (loss) income and comprehensive (loss) income pertaining to an impairment of ReDSTM demonstration units in connection with the impairment of the ReDSTM license as described in note 9.

8.    Intangible assets

Cost	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer List	Total
At December 31, 2018	$1,910	$15,484	$4,365	$770	$22,529
Additions (note 9)	7,038	8,930	—	—	15,968
Impairment	(6,959)	—	—	—	(6,959)
Transfers within intangible assets	(1,854)	1,457	—	—	(397)
Effect of movements in exchange rates	(135)	(942)	(209)	(37)	(1,323)
At December 31, 2019	$—	$24,929	$4,156	$733	$29,818
Acquisition under business combinations (note 4)	1,183	—	495	4,860	6,538
Effect of movements in exchange rates	(2)	(491)	(83)	(22)	(598)
At December 31, 2020	$1,181	$24,438	$4,568	$5,571	$35,758

Accumulated amortization and impairment losses	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer List	Total
At December 31, 2018	$205	$15,484	$4,365	$770	$20,824
Amortization	841	597	—	—	1,438
Impairment	(638)	—	—	—	(638)
Transfers within intangible assets	(397)	—	—	—	(397)
Effect of movements in exchange rates	(11)	(751)	(209)	(37)	(1,008)
At December 31, 2019	$—	$15,330	$4,156	$733	$20,219
Amortization	7	2,428	2	29	2,466
Effect of movements in exchange rates	—	(426)	(82)	(15)	(523)
At December 31, 2020	$7	$17,332	$4,076	$747	$22,162

Carrying amounts	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer List	Total
At December 31, 2019	$—	$9,599	$—	$—	$9,599
At December 31, 2020	$1,174	$7,106	$492	$4,824	$13,596

21

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

8.     Intangible assets (continued)

In September 2019 the Company acquired ownership of ZYPITAMAG® for the U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of U.S. $5,000 (CDN $6,622) and U.S. $2,000 (CDN $2,649) in deferred payments to be paid in equal instalments annually over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition the Company obtained full control of marketing and pricing negotiation for ZYPITAMAG®. Upon completion of the acquisition $8,930 was recorded within patents and drug approvals relating to the upfront and deferred payments and $1,457 was transferred from licenses to patents and drug approvals pertaining to the cost of the previously acquired license over ZYPITAMAG®. The fair value of the remaining deferred payments of $637 and $1,132 is recorded on the statement of financial position within current portion of acquisition payable and acquisition payable, respectively. The initial amortization period pertaining to the ZYPITAMAG® intangible assets was 4.3 years with the remaining amortization period being 3.1 years as at December 31, 2020.

The Company had considered indicators of impairment as at December 31, 2020 and 2019.

As at December 31, 2020 and with respect to the intangible asset related to ZYPITAMAG®, management calculated its fair value less costs to sell using a discounted cash flow model (Level 3 in the fair value hierarchy) based upon financial forecasts prepared by management using a discount rate of 14.09%, a cumulative aggregate growth rate of 103% over three years following the acquisition of Marley Drug with a declining growth rate going forward and a nominal terminal value. The Company has concluded that there was no impairment as a result of the analysis for the year ended December 31, 2020 as the recoverable amount exceeded the carrying amount by approximately $301 at the high end of the reasonable range. However, the assessment identified that a reasonably possible change in the key assumption of the sales growth rate forecast results in the recoverable amount being less than the carrying value.  A five percent reduction in the forecast or a one percent increase in the discount rate applied would result in the carrying value of the intangible asset exceeding the reasonable range of the recoverable amount.

The Company recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321 as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. On August 20, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible pertaining to the ReDSTM license for the marketing of the ReDSTM in the United States.

The Company did not record any write-down of intangible assets during the year ended December 31, 2018.

As at December 31, 2020, intangible assets pertaining to AGGRASTAT® were fully amortized.

For the year ended December 31, 2020, amortization of intangible assets totaling $2,428 (2019 - $1,438 and 2018 - $196) is recorded within cost of goods sold pertaining to the ZYPITAMAG® intangible assets. In connection with the acquisition described in note 4, beginning with the year ended December 31, 2020, $38 of amortization of intangible assets is recorded within selling expenses as a result of the amortization of the intangible assets pertaining to Marley Drug.

9.     Investment in Sensible Medical

On January 24, 2019, the Company acquired a 9.36% equity interest (7.71% on a fully-diluted basis) in Sensible Medical Innovations Ltd. (“Sensible”), and concurrently entered into an exclusive marketing and distribution agreement with Sensible to market ReDS™ in the United States. The Company acquired the rights for US$10,000 (CDN$13,351) plus US$68 (CDN$91) in directly attributable costs.

On completion of the transaction, the Company recorded the initial fair value assigned to the investment in Sensible Medical at $6,337 with the remainder attributed to the rights associated with the distribution agreement accounted for within intangible assets and ReDS™ demonstration units which are recorded within property and equipment, $7,038 was recorded within intangible assets relating to the license acquired through the exclusive marketing and distribution agreement and $67 was recorded within property and equipment pertaining to ReDS™ demonstration devices acquired as part of the agreement.

22

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

9.     Investment in Sensible Medical (continued)

The Company made an irrevocable election at initial recognition to recognize changes in the fair value of the investment in Sensible Medial through other comprehensive income (loss), as this is a strategic investment, and the Company considers this classification to be more relevant. As noted above, the initial fair value assigned to the investment upon initial recognition was $6,337. During the year ended December 31, 2019, the Company recorded other comprehensive loss of $6,336 associated with the change in fair value of the investment in Sensible Medical. This resulted in a carrying value as at December 31, 2020 and 2019 of one dollar. The change in the fair value of the investment in Sensible Medical is as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers resulting in lower-than-expected amounts being paid to Sensible Medical under the exclusive marketing and distribution agreement. The Company did not record any other comprehensive income associated with the change in fair value of the investment in Sensible Medical during the year ended December 31, 2020.

The license was being amortized over the term of the license agreement which was equal to ten years. During the year ended December 31, 2019, amortization of $641 was recorded within cost of goods sold. The Company recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321. The Company did not record any amortization for the year ended December 31, 2020 in relation to the ReDSTM license as it was fully impaired.

On August 19, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible for the marketing of the ReDSTM in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by Medicure.

The exclusive marketing and distribution agreement with Sensible included a period of co-exclusivity, whereby Sensible may sell, market, and distribute products directly to customers in select states of the United States using its own sales force. The Company is currently eligible to receive 20% of the revenue earned by Sensible from such sales during the co-exclusivity period, and may be eligible to receive up to 35% of the revenue earned by Sensible upon certain conditions being met. During the year ended December 31, 2020, the Company recorded revenue of $89 (2019 - $289 and 2018 - nil) relating to amounts payable from Sensible from sales made by their sales force under the exclusive marketing and distribution agreement.

10.  Royalty obligation

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at December 31, 2020 of $697 (2019 - $2,048) of which $362 (2019 - $872) represents the current portion of the royalty obligation. The net change in the royalty obligation for the year ended December 31, 2020 of a recovery of $953 (2019 - recovery of $316, 2018 - expense of $355) is recorded within finance (income) expense on the consolidated statements of net (loss) income and comprehensive (loss) income. Royalties for the year ended December 31, 2020 totaled $441 (2019 - $1,023; 2018 - $1,654) with payments made during the year ended December 31, 2020 of $326 (2019 - $1,355; 2018 - $1,539).

23

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

11.  Leases

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”), a related party as described in note 17(b), to lease office space at a rate of $170 per annum for three years ending October 31, 2017, with an 18-month renewal period available. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212 per annum until October 31, 2019 with an 18-month renewal period available. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306 per annum until the end of the term of the lease. Effective November 1, 2019, the Company modified and extended its sub-lease with GVI to lease a reduced amount of office space at a rate of $238 per annum for three years ending October 31, 2022 with a 28-month renewal period available. The discount rate used by the Company in calculating the lease obligation relating to the ROU asset is five percent.

In connection with the acquisition of Marley Drug, the Company acquired a lease obligation and corresponding right of use asset. The lease is for Marley Drug’s 3,280 square foot retail space. The original lease was signed in May of 2006 for a period of ten years with two, five-year extension periods. An addendum to the lease allowed for the first extension which was used starting April 1, 2017 with the second five-year extension available for an additional five years to April 2027. The current rate in the lease is $87 per annum. The discount rate used by the Company in calculating the lease obligation relating to the ROU asset is three percent.

Minimum payments under the leases at December 31, 2020 are as follows:

2021	$327
2022	330
2023	331
2024	333
2025	136
2026	99
2027	33
$1,589

12.  Government assistance

During the year ended December 31, 2020, the Company recorded $860 (2019 - nil, 2018 - nil) in government assistance resulting from the Canada Emergency Wage Subsidy. The funding has been recorded as a reduction of the related salary expenditures with $595, recorded within selling expenses, $159 recorded within general and administrative expenses and $106 recorded within research and development expenses for the year ended December 31, 2020. As at December 31, 2020, $85 of government assistance is recorded in accounts receivable (December 31, 2019 - nil).

13.  Holdback receivable

The Company had a holdback receivable of US$10 million, which originated on October 2, 2017 as a part of the Apicore Sale Transaction. The holdback receivable was initially recorded at its fair value of $11,941 and subsequently was measured at FVTPL. Additionally, the Company had an amount recorded as other long-term liability on the statement of financial position which was payable to the former President and Chief Executive Officer of Apicore upon receipt of the holdback receivable.

On February 13, 2019, the Company received notice from the Buyer in the Apicore Sales Transaction of potential claims against the holdback receivable in respect of representations and warranties under the Apicore Sales Transaction, with the maximum exposure of the claims being the total holdback receivable. The Company proceeded diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback receivable released. The Buyer did not make the required payments on the holdback receivable in February 2019 and April 2019.

In consideration of the uncertainty associated with the potential claims asserted by the Buyer, the Company reduced the carrying value of the holdback receivable by $1,473 on the consolidated statement of financial position as at December 31, 2018.

24

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

13.  Holdback receivable (continued)

On December 5, 2019, the Company reached a settlement agreement with the Buyer in the Apicore Sales Transaction with respect to the amounts heldback under the Apicore Sales Transaction. A settlement agreement was reached under which the Company received US$5,100 (CDN$6,719) in relation to the holdback receivable. In connection with this settlement the amounts owing to former President and Chief Executive Officer of Apicore totaling US$880 (CDN$1,165) which were recorded within other long-term liabilities were settled by the Buyer. Immediately prior to the settlement, the Company reduced the carrying value on the statement of financial position of the holdback receivable by $3,623 to the net recoverable value from the negotiated settlement.

14.  Capital Stock

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2018	15,547,812	$122,887
Shares issued upon exercise of stock options (13(c))	8,001	37
Shares repurchased and cancelled under a normal course issuer bid(1)	(751,800)	(5,955)
Shares repurchased and cancelled under a substantial issuer bid(2)	(4,000,000)	(31,605)
Balance, December 31, 2019	10,804,013	$85,364
Shares repurchased and cancelled under a normal course issuer bid(1)	(552,700)	(4,447)
Balance, December 31, 2020	10,251,313	$80,917
(1)	On May 16, 2018, the Company announced that the TSX-V accepted the Company's notice of its intention to make a normal course issuer bid (the "2018 NCIB"). Under the terms of the 2018 NCIB, the Company could have acquired up to an aggregate of 794,088 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2018 NCIB was in place. The 2018 NCIB commenced on May 28, 2018 and ended on May 27, 2019. During the twelve months of the 2018 NCIB, the Company purchased and cancelled 771,900 common shares for a total cost of $5,085. The prices that the Company paid for the common shares purchased was the market price of the shares at the time of purchase.

On May 30, 2019, the Company announced that the TSX-V accepted the Company's notice of intention to make an additional normal course issuer bid (the "2019 NCIB"). Under the terms of the 2019 NCIB, the Company may acquire up to an aggregate of 761,141 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2019 NCIB is in place. The 2019 NCIB commenced on May 30, 2019 and ended on May 29, 2020. During the twelve months of the 2019 NCIB, the Company purchased and cancelled 563,000 common shares for a total cost of $2,235. The prices that the Company paid for the common shares purchased was the market price of the shares at the time of purchase.

25

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

14.  Capital Stock (continued)

(b)	Shares issued and outstanding (continued)

On June 29, 2020, the Company announced that the TSX-V accepted the Company's notice of its intention to make a normal course issuer bid (the "2020 NCIB"). Under the terms of the 2020 NCIB, the Company may acquire up to an aggregate of 533,116 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2020 NCIB will be in place. The 2020 NCIB commenced on June 30, 2020 and will end on June 29, 2021, or on such earlier date as the Company may complete its maximum purchases allowed under the 2020 NCIB.

During the year ended December 31, 2020, the Company repurchased and cancelled 552,700 (2019 - 751,800), common shares as a result of the 2019 NCIB and 2020 NCIB. The aggregate price paid for these common shares totaled $522 (2019 - $4,145). During the year ended December 31, 2020 the Company recorded $3,925 (2019 - $1,810) directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $4,447 (2019 - $5,955).

(2)	On December 20, 2019, the Company completed a Substantial Issuer Bid (“SIB”) pursuant to which the Company purchased 4,000,000 of its common shares for cancellation at a set purchase price of $6.50 per common share for a total purchase price of $26,000 in cash. The Company incurred an additional $139 on transaction costs related to the SIB for a total aggregate purchase price paid of $26,139. During the year ended December 31, 2019, the Company recorded $5,466 directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $31,605.

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.

Changes in the number of options outstanding during the year ended December 31, 2020 is as follows:

Year ended December 31, 2020	Options	Weighted average exercise price
Balance, beginning of period	1,428,408	$3.67
Forfeited, cancelled or expired	(101,450)	(5.06)
Balance, end of period	1,326,958	$3.57
Options exercisable, end of period	1,110,958	$3.12

26

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

14.  Capital Stock (continued)

(c)	Stock option plan (continued)

Changes in the number of options outstanding during the years ended December 31, 2019 and 2018 are as follows:

Year ended December 31	2019		2018
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,394,642	$3.91	1,602,127	$3.58
Granted	262,000	4.95	200,000	7.25
Exercised	(8,001)	(2.45)	(206,885)	(1.76)
Forfeited, cancelled or expired	(220,233)	(6.75)	(200,600)	(6.85)
Balance, end of period	1,428,408	$3.67	1,394,642	$3.91
Options exercisable, end of period	1,059,308	$2.88	1,044,892	$2.80

Options outstanding at December 31, 2020 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	2.35 years	$0.30	185,000
$0.31 - $3.00	536,933	1.29 years	$1.59	536,933
$4.01 - $5.00	216,800	3.49 years	$4.95	87,200
$5.01 - $7.30	388,225	1.77 years	$7.09	301,825
$0.30 - $7.30	1,326,958	1.94 years	$3.57	1,110,958

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the year ended December 31, 2020 is $317 (2019 - $417; 2018 - $1,022). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The compensation expense for the years ended December 31, 2020, 2019 and 2018 was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model:

Years ended December 31:	2019	2018
Expected option life	4.4 years	4.4 years
Risk free interest rate	1.40%	1.92%-2.04%
Dividend yield	nil	nil
Expected volatility	47.10%	85.14%-93.72%

27

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

14. Capital Stock (continued)

(d)	Warrants

On November 17, 2016 in connection with a term loan entered into to fund an acquisition, the Company issued 900,000 warrants to the lenders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,066 net of its pro-rata share of financing costs of $117 and were recorded in equity with a corresponding balance recorded as deferred financing costs which is netted against the associated long-term debt which has since been repaid in full. These warrants expired on November 17, 2020 without exercise.

Changes in the number of warrants outstanding during the years ended December 31, 2020, 2019, and 2018 are as follows:

Years ended December 31	2020		2019		2018
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
Balance, beginning of period	900,000	$6.50	900,000	$6.50	900,000	$6.50
Expired	(900,000)	(6.50)	—	—	—	—
Balance, end of period	—	$—	900,000	$6.50	900,000	$6.50
Warrants exercisable, end of period	—	$—	900,000	$6.50	900,000	$6.50

(e)	Per share amounts

The following table reflects the calculation of basic and diluted (loss) earnings per share for the years ended December 31, 2020, 2019 and 2018:

Year ended December 31	2020	2019	2018
Basic net (loss) earnings	$(0.64)	$(1.32)	$0.25
Diluted net (loss) earnings	$(0.64)	$(1.32)	$0.24

The following table reflects the (loss) income used in the basic and diluted (loss) earnings per share computations for the years ended December 31, 2020, 2019 and 2018:

Year ended December 31	2020	2019	2018
Net (loss) earnings	$(6,845)	$(19,786)	$3,926

The following table reflects the share data used in the denominator of the basic and diluted (loss) earnings per share computations for the years ended December 31, 2020, 2019 and 2018:

Year ended December 31	2020	2019	2018
Weighted average shares outstanding for basic (loss) earnings per share	10,686,041	14,998,540	15,791,396
Effects of dilution from:
Stock options	—	—	772,267
Weighted average shares outstanding for diluted (loss) earnings per share	10,686,041	14,998,540	16,563,663

28

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

14. Capital Stock (continued)

(e)	Per share amounts (continued)

Effects of dilution from 1,326,958 stock options (2019 - 1,428,408, 2018 - 622,375) were excluded in the calculation of weighted average shares outstanding for diluted (loss) earnings per share for the year ended December 31, 2020 as they are anti-dilutive. Additionally, for the year ended December 31, 2019 and 2018, 900,000 warrants were excluded in the calculations of weighted average shares outstanding for diluted (loss) earnings per as they were anti-dilutive.

15.  Income taxes

The Company did not recognize any current income tax expense for the year ended December 31, 2020 (2019 - $22; 2018 - $678) and did not recognize any deferred income tax expense for the year ended December 31, 2020 (2019 - $123, 2018 - $219).

As at December 31, 2020 and 2019, deferred tax assets have not been recognized with respect to the following table. The scientific research and experimental development deferred tax assets expire between 2025 and 2028.

As at December 31	2020	2019
Deferred tax assets
Scientific research and experimental development	$3,358	$2,640
Non-capital losses	2,356	207
Other	595	1,781
Investment in Sensible	—	855
Holdback receivable	—	688
Total deferred tax assets	$6,309	$6,171

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net (loss) income for the years ended December 31, 2020, 2019 and 2018 to the income tax expense is as follows:

Year ended December 31	2020	2019	2018
(Loss) Income for the year
Canadian	$(519)	$(7,013)	$3,440
Foreign	(6,326)	(12,628)	1,383
	$(6,845)	$(19,641)	$4,823

Year ended December 31	2020	2019	2018
Canadian federal and provincial income taxes at 27% (2019 - 27%; 2018 - 27%)	$1,848	$5,303	$(1,302)
Permanent differences and other items	(159)	(330)	26
Foreign tax rate in foreign jurisdictions	(1,551)	(1,308)	85
Change in unrecognized deferred tax assets	(138)	(3,810)	294
	$—	$(145)	$(897)

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.50%), Mauritius (15.00%), Ireland (12.50%) and the United States (21.00%) that is applicable to income or losses incurred by the Company's subsidiaries.

29

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

15.  Income taxes (continued)

At December 31, 2020, the Company has the following Canadian losses available for application in future years:

2037	$5,276
2040	2,666
$7,942

At December 31, 2020, the Company has the following Barbados losses available for application in future years:

2022	$1,249
2028	2,355
2029	4,842
$8,446

16.  Finance income (expense)

During the years ended December 31, 2020, 2019 and 2018 the Company earned finance income (incurred finance expense) as follows:

Year ended December 31	2020	2019	2018
Interest income	$43	$886	$1,115
Remeasurement of royalty obligation	953	316	(355)
Accretion of acquisition payable	(155)	(41)	—
Change in fair value of contingent consideration	(6)	—	—
Bank charges and other interest	(21)	(24)	(25)
Finance expense from lease obligation	(49)	(22)	—
Remeasurement of holdback receivable	—	—	326
	$765	$1,115	$1,061

During the years ended December 31, 2020, 2019 and 2018, the Company received (paid) finance income (expense) as follows:

Year ended December 31	2020	2019	2018
Interest received	$43	$1,731	$279
Other interest, net and banking fees	(21)	(46)	(24)
	$22	$1,685	$255

30

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

17.  Commitments and contingencies

(a)	Commitments

As at December 31, 2020, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2021	$1,649
2022	1,288
2023	191
2024	191
2025	—
$3,319

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling US$218 annually (based on current pricing) until 2022 and €525 annually (based on current pricing) until 2022.

Subsequent to December 31, 2020 and effective January 1, 2021, the Company renewed its business and administration services agreement with GVI, as described in note 18(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The US$400 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® described in note 17(d) and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

In December 2017, the Company acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAG® (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company had entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAG® being paid to the licensor. No amounts are due and/or payable pertaining to profit sharing on this product and the profit-sharing arrangement was eliminated with the Company’s acquisition of ZYPITAMAG® in September 2019 as described in note 8.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

31

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

17. Commitments and contingencies (continued)

(c)	Royalties

As a part of the Birmingham debt settlement described in note 12, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2020 totaled $441 (2019 - $1,023; 2018 - $1,654) with payments made during the year ended December 31, 2020 of $326 (2019 - $1,355; 2018 - $1,539).

Beginning with the acquisition of ZYPITAMAG® (note 8), completed in September 2019, the Company is obligated to pay royalties on any commercial net sales of ZYPITAMAG® to Zydus subsequent to the acquisition date. During the year ended December 31, 2020, the Company accrued $15 (2019 - $2, 2018 - nil) in royalties in regards to ZYPITAMAG® which is recorded within cost of goods sold on the statement of net (loss) income and comprehensive (loss) income and had $10 (2019 - $2) recorded within accounts payable and accrued liabilities on the statement of financial position as at December 31, 2020.

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the dispute between the licensor and the third-party manufacturer continues.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay €300 over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net (loss) income and comprehensive (loss) income pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP, a generic intravenous cardiovascular product and the product became available commercially during the third quarter of 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

32

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

18.  Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer and Chief Financial Officer are key management personnel for all periods. Beginning on July 1, 2019, the Company appointed a new President and Chief Operating Officer who was considered key management personnel beginning with this appointment. The then existing President retained the title of Chief Executive Officer and remains included in key management personnel for all periods. The Vice-President, Commercial Operations was considered key management personnel beginning on January 8, 2018 until the dissolution of his employment on June 30, 2019.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

Year ended December 31	2020	2019	2018
Salaries, fees and short-term benefits	$771	$781	$770
Share-based payments	230	208	669
	$1,001	$989	$1,439

As at December 31, 2020, the Company had $14 owing to members of the Company’s Board of Directors (2019 - nil, 2018 - $5) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.

(b)	Transactions with related parties

Directors and key management personnel control 25% of the voting shares of the Company as at December 31, 2020 (2019 - 23%).

During the year ended December 31, 2020 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85 (2019 - $85; 2018 - $85) for business administration services, $238 (2019 - $295; 2018 - $228) in rental costs and $37 (2019 - $47; 2018 - $47) for information technology support services. As described in note 17(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2020, the Company paid GVI CDS $202 (2019 - $406; 2018 - $858) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer. During the year ended December 31, 2020, the Company paid CanAm $7 (2019 - $133; 2018 - $393) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2020, included in accounts payable and accrued liabilities is $56 (2019 - $95) payable to GVI, $99 (2019 - $56) payable to GVI CDS, and $7 (2019 - nil) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing.

33

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

18.  Related party transactions (continued)

(b)  Transactions with related parties (continued)

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, increasing to $315 annually, effective January 1, 2017 and increasing to $331 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. There were not any amounts payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement as at December 31, 2020 or 2019. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer of the Company, for a one-year term, at a rate of $155 annually. The agreement could have been terminated by either party, at any time, upon 30 days written notice. Any amounts payable to JFK Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

19.  Expenses by nature

Expenses incurred for the years ended December 31, 2020, 2019 and 2018 are as follows:

Year ended December 31	2020	2019	2018
Personnel expenses
Salaries, fees and short-term benefits	$3,199	$6,394	$7,696
Share-based payments	317	417	1,022
	3,515	6,811	8,718
Depreciation, amortization and impairment	2,772	2,017	299
Research and development	1,996	2,887	5,306
Manufacturing	943	752	765
Inventory material costs	3,355	3,851	3,862
Write-down of inventory	682	1,983	95
Medical affairs	161	718	1,026
Administration	398	821	1,505
Selling and logistics	2,975	6,997	8,019
Professional fees	2,920	1,578	740
	$19,717	$28,415	$30,335

34

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

20.  Financial instruments

(a)	Financial assets and liabilities

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments as at December 31, 2020 and 2019:

As at December 31	2020		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial assets measured at amortized cost
Cash and cash equivalents	$2,716	$2,716	$12,965	$12,965
Restricted cash	1,394	1,394	—	—
Accounts receivable	5,253	5,253	10,216	10,216
Other assets	156	156	39	39

Financial assets measured at FVTPL
Investment in Sensible Medical	—	—	—	—

Financial liabilities
Financial liabilities measured at amortized cost:
Accounts payable and accrued liabilities	$6,979	$6,979	$9,384	$9,384
Current portion of royalty obligation	362	362	872	872
Current portion of acquisition payable	2,613	2,613	649	649
Holdback payable	1,523	1,523	—	—
Current portion of lease obligation	367	367	240	240
Royalty obligation	336	335	1,176	1,176
Acquisition payable	1,132	1,132	1,655	1,655
Lease obligation	1,080	1,080	849	849

Financial liabilities measured at FVTPL
Current portion of contingent consideration	1,925	1,925	—	—
Contingent consideration	51	51	—	—

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation, and acquisition payable are carried at amortized cost.

The investment in Sensible Medical is carried at FVOCI. During the year ended December 31, 2019, the Company recorded other comprehensive loss of $6,336 associated with the change in fair value of the investment in Sensible Medical. This resulted in a carrying value as at December 31, 2020 and 2019 of one dollar.

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
•	Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

35

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

20.  Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2020 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Investment in Sensible Medical	$—	$—	$—

Financial liabilities
Current portion of royalty obligation	$—	$—	$362
Current portion of acquisition payable	—	—	637
Current portion of contingent consideration	—	—	1,925
Royalty obligation	—	—	335
Acquisition payable	—	—	1,132
Contingent consideration	—	—	51

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2019 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Investment in Sensible Medical	$—	$—	$—

Financial liabilities
Current portion of royalty obligation	$—	$—	$872
Current portion of acquisition payable	—	—	649
Royalty obligation	—	—	1,176
Acquisition payable	—	—	1,655

Investment in Sensible Medical: The investment in Sensible Medical requires determining the most appropriate valuation model and determining the most appropriate inputs to the valuation model, including publicly traded companies similar to Sensible Medical to use as a proxy in the valuation model, a discount rate for lack of marketability of the investment and estimated costs to dispose of the investment.

Royalty obligation: The royalty obligation requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded as at December 31, 2020 would change by approximately $55 (2019 - $257). If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2020 would change by approximately $3 (2019 - $15).

Acquisition payable: The acquisition payable liability pertaining to the ZYPITAMAG® acquisition as described in note 9 requires determining an appropriate discount rate and making assumptions about it. If the discount rate used in calculating the fair value of this acquisition payable of 10% were to change by 1%, the acquisition payable recorded as at December 31, 2020 would change by approximately $15 (2019 - $28).

Contingent consideration: The contingent consideration pertaining to the Marley Drug acquisition as described in note 4 required determining expected revenue from Marley Drug and the probabilities surrounding those revenues as well as an appropriate discount rate. If the discount rate used in calculating the fair value of this contingent consideration of 12.00% were to change by 1%, the acquisition payable recorded as at December 31, 2020 would change by approximately $18 (2019 - nil).

36

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

20.  Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2020, 2019 and 2018 there were no transfers between Level 1 and Level 2 fair value measurements.

(b)	Risks arising from financial instruments and risk management

The Company's activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk

(a) Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued liabilities, income taxes payable, royalty obligation and acquisition payable. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

As at December 31 (Expressed in U.S. Dollars)	2020	2019
Cash	$1,758	$9,518
Restricted cash	1,095	—
Accounts receivable	4,032	7,817
Other assets	123	30
Accounts payable and accrued liabilities	(4,698)	(6,714)
Current portion of royalty obligation	(284)	(671)
Current portion of acquisition payable	(500)	(500)
Holdback payable	(1,473)	—
Current portion of contingent consideration	(1,512)	—
Income taxes payable	(129)	(398)
Current portion of lease obligation	(77)	—
Royalty obligation	(263)	(906)
Acquisition payable	(889)	(1,275)
Contingent consideration	(40)	—
Lease obligation	(354)	—
	$(3,211)	$6,901

Based on the above net exposures as at December 31, 2020, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $205 (2019 - $448).

The Company is also exposed to currency risk on the Euro, however management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

37

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

20.  Financial instruments (continued)
(i)	Market risk (continued)

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Based on the Company’s exposures as at December 31, 2020, as a result of the balance of cash and cash equivalents held by the Company, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $27 (2019 - $130).

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as 95% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2020, none of the outstanding accounts receivable were outside of the normal payment terms and the Company did not record any bad debt expenses (2019 - nil; 2018 - nil). As at December 31, 2020 and 2019, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure that it will have sufficient liquidity to meet its liabilities and commitments when due and to fund future operations.

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period.

(c)	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, long-term debt, capital stock, stock options, warrants and contributed surplus. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At the current stage of the Company's development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2020.

38

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

21.  Determination of fair values

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(b)	Investment in Sensible Medical

The investment in Sensible Medical is the fair value associated with the Company’s equity investment in Sensible Medical and is classified as FVOCI. The change in the Investment in Sensible Medical is recorded through other comprehensive (loss) income in the consolidated statement of net (loss) income and comprehensive (loss) income. The investment in Sensible Medical was recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this asset requires determining the most appropriate valuation model and determining the most appropriate inputs to the valuation model, including publicly traded companies similar to Sensible Medical to use as a proxy in the valuation model, a discount rate for lack of marketability of the investment and estimated costs to dispose of the investment.

(c)	Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(d)	Royalty obligation

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(e)	Acquisition payable

The acquisition payable liabilities are recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining an appropriate discount rate and making assumptions about it.

(f)	Contingent consideration

Contingent consideration is recorded at its fair value at the date at which the liability was incurred and subsequently measured at fair value at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from Marley Drug and the probabilities surrounding those revenues as well as an appropriate discount rate.

39

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

22. Segmented information

The Company operated under one segment, the marketing and distribution of commercial products until the acquisition of Marley Drug on December 17, 2020 as described in note 6. After December 17, 2020, the Company operated under two segments, the marketing and distribution of commercial products and the operation of a retail and mail order pharmacy.

Revenue generated from external customers for the years ended December 31, 2020, 2019 and 2018 was 100% from sales to customers in the United States.

During the year ended December 31, 2020, 100% of total revenue from the marketing and distribution of commercial products was generated from fourteen customers. Customer A accounted for 37%, Customer B accounted for 25%, Customer C accounted for 34% and the remaining ten customers accounted for approximately 4% of revenue.

During the year ended December 31, 2019, 100% of total revenue from the marketing and distribution of commercial prroducts was generated from thirteen customers. Customer A accounted for 38%, Customer B accounted for 28%, Customer C accounted for 28% and the remaining ten customers accounted for approximately 6% of revenue.

During the year ended December 31, 2018, 100% of total revenue from the marketing and distribution of commercial products was generated from eight customers. Customer A accounted for 33%, Customer B accounted for 28%, Customer C accounted for 33% and Customer D accounted for 6% and the remaining five customers accounted for less than 1% of revenue.

The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

As at December 31	2020	2019
Canada	$986	$1,282
United States	10,131	—
Barbados	7,105	9,599
	$18,222	$10,881

Following the acquisition of Marley Drug, the financial measures reviewed by the Company’s chief operating decision maker are presented separately for the year ended December 31, 2020:

	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$11,270	$340	$11,610
Operating expenses	(19,386)	(331)	(19,717)
Finance income (expense), net	767	(2)	765
Foreign exchange gain, net	497	—	497
Net loss before income taxes	$(6,852)	$7	$(6,845)

40